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                             March 4, 2021

       Adam Townsend
       Chief Financial Officer
       Vizio Holding Corp.
       39 Tesla
       Irvine, California 92618

                                                        Re: Vizio Holding Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed March 1, 2021
                                                            File No. 333-253682

       Dear Mr. Townsend:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed March 1, 2021

       Our amended and restated bylaws will designate a state or federal court, page 63

   1. You disclose that your amended and restated bylaws will provide that the federal district courts of the United
States will be the exclusive forum for resolving any complaints asserting a cause of
action arising under the Securities Act of 1933 and nothing in your amended and restated
bylaws precludes stockholders that assert claims under the
                                                        Securities Exchange Act
of 1934 from bringing such claims in state or federal court. You also disclose that the
exclusive forum provision will not apply to any causes of action arising under the
Securities Act or the Exchange Act or any other claim for which the federal courts have
exclusive jurisdiction. Please revise your prospectus to clearly state whether your forum
selection provision applies to actions arising under the Securities Act or Exchange Act. In
that regard, we note that Section 27 of the Exchange Act creates
 Adam Townsend
Vizio Holding Corp.
March 4, 2021
Page 2
         exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also ensure that the exclusive forum provision in your amended and restated bylaws is consistent with your revised disclosure. For example, if this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that your provision in your amended and restated bylaws states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Effie Simpson at (202) 551-3346 or Melissa Raminpour at
(202) 551-
3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Jay Ingram at (202) 551-
3397 with any other questions.



FirstName LastNameAdam Townsend                                 Sincerely,
Comapany NameVizio Holding Corp.
                                                                Division of
Corporation Finance
March 4, 2021 Page 2                                            Office of
Manufacturing
FirstName LastName